LDK Solar CO., Ltd. Hi-Tech Industrial Park Xinyu City, Jiangxi Province 338032 People’s Republic of China

March 19, 2015

Amanda Ravitz, Assistant Director

Daniel Morris, Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	LDK Solar CO., Ltd.

Applications for Qualification on Form T-3, as amended

Filed January 22, 2015

File No. 022-29004 and 022-29005

Dear Ms. Ravitz and Mr. Morris:

This is in response to the SEC staff’s comment letter of March 11, 2015 relating to our Applications for Qualification of Indentures under the Trust Indenture Act of 1939 (the “Trust Indenture Act”) on Form T-3, one relating to our 5.535% Convertible Senior Notes due 2018 (File No. 022-29004) and the other relating to our 5.535% Convertible Senior Notes due 2016 (File No. 022-29005), each initially filed on January 15, 2015, and as amended (with amendments no. 3 thereto filed on February 17, 2015). For your convenience, we have combined your comments in this response letter in italicized form and keyed our responses accordingly.

1. We note your response to prior comment 1; however, your analysis is incomplete. Therefore, we re-issue the comment. Please substantially expand your legal analysis to discuss the circumstances which you believe support your position that the issuances prior to the effectiveness of the Form T-3 were appropriate. For example, your analysis should address the specific Securities Act exemption upon which you rely (and relevant facts supporting such reliance); the specific subsection of the 1939 Act upon which you rely, including any exemptions (and relevant facts supporting such reliance); when the offer and sale occurred for purposes of the 1939 Act; and why you believe that the timing of the issuances relative to the filing and effectiveness of the Form T-3 was appropriate. In support of your position, identify and discuss all applicable SEC staff no-action letters or other staff guidance and/or legal precedent.

We respectfully advise the SEC staff that we were unaware of the compliance interpretation of the SEC staff, at the time of our section 3(a)(10) exchange, relating to the application for qualification on Form T-3 for an offer of debt securities in a Chapter 11 bankruptcy proceeding after approval of the plan of reorganization by both creditors and the bankruptcy court, and are instead applying for post-issuance qualification of the two indentures pursuant to Section 307 of the Trust Indenture Act, given the references therein to a “security [that] has been issued.”

LDK Solar CO., Ltd. Hi-Tech Industrial Park Xinyu City, Jiangxi Province 338032 People’s Republic of China

Guided by the Staff Legal Bulletin No. 3A (CF) dated June 18, 2008 (the “Legal Bulletin”), we issued the debt securities under the two indentures in reliance on the exemption from registration provided in Section 3(a)(10) of the Securities Act of 1933, as amended (the “Securities Act”). As disclosed in our various periodic reports under Form 6-K throughout the process, these debt securities were issued pursuant to our Cayman Island scheme of arrangement (the “Cayman Scheme”) in partial satisfaction of the claims of our creditors and claimants, including (i) the holders of our Renminbi-Denominated US$-Settled Senior Notes due 2014 initially issued pursuant to Regulation S under the Securities Act in February 2011 and listed on the Singapore Securities Exchange subject to clearance and settlement through the Euroclear and Clearstream facilities and (ii) the holders of the preference shares issued by a subsidiary of ours in June 2011 as privately held securities pursuant to Regulation S of the Securities Act to certain investment arms and/or funds affiliated with three state-controlled commercial banks of China, with us as a warrantor. Consistent with the view expressed in the Legal Bulletin that “the term ‘any court’ in Section 3(a)(10) may include a foreign court” and such no-action letters of the Division of Corporation Finance as Weatherford International Ltd. (January 14, 2009), SanDisk Corporation (September 21, 2006), AngloGold Limited (January 15, 2004), Constellation Brands, Inc. (January 29, 2003), Gilat Satellite Networks Ltd. (December 19, 2002), Ashanti Goldfields Company Limited (June 19, 2002), and Xyratex PLC (May 29, 2002), the Grand Court of the Cayman Islands (the “Cayman Court”) before which the Cayman Scheme came for determination, was not only advised of our reliance on its determination for the Section 3(a)(10) exemption prior to its sanctioning of the Cayman Scheme, but also required by law to give consideration to whether the Cayman Scheme was fair to the persons who would receive the consideration under the Cayman Scheme. Following the approval of our Cayman Scheme by Cayman Islands scheme creditors at their class meetings held in October 2014, the Cayman Court sanctioned our Cayman Scheme at a hearing on November 7, 2014 (the “Sanction Hearing”). Notice of the Sanction Hearing was previously given to all of our holders and claimants in our Cayman Scheme Explanatory Statement and our holders and claimants were informed of their right to appear at the Sanction Hearing. Some such creditors and claimants did appear at the Sanction Hearing through their appointed representatives. In addition, prior notices of our initial creditors meeting and the scheme creditors’ class meetings were also advertised on such newspapers as the Cayman Compass, the South China Morning Post, the Hong Kong Economic Times and the international editions of the Wall Street Journal. The Cayman Scheme took effect in accordance with its terms on December 10, 2014. During the interim, on November 18, 2014, the High Court of Hong Kong also sanctioned our Hong Kong scheme of arrangement subsequent to the approval by Hong Kong scheme creditors at their class meetings held in October 2014, and on November 21, 2014, the United States Bankruptcy Court for the District of Delaware entered its order to confirm the prepackaged chapter 11 plan of reorganization for our U.S. subsidiaries. The Cayman Court is currently scheduled to hold the provisional liquidation discharge hearing on April 7, 2015, by which time we should have settled on the claims filed by the ordinary scheme claimants. These claims are expected to be settled primarily in cash in accordance with the Cayman Scheme.

In accordance with Section 307(c) of the Trust Indenture Act and Rule 7a-1 thereunder, we hereby request that our applications for qualification on Form T-3 (File No. 022-29004 and File No. 022-29005) be declared effective as soon as practicable, but no later than 5:30 p.m., Washington D.C. time, on April 6, 2015. In this connection, we hereby acknowledge that:

•	should the SEC or its staff, acting pursuant to delegated authority, declare our filings effective, it does not foreclose the SEC from taking any action with respect to our filings;

•	the action of the SEC or its staff, acting pursuant to delegated authority, in declaring our filings effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in our filings; and

•	we will not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any questions or wish to discuss the foregoing, please contact the undersigned at (408) 245 0858.

Sincerely, LDK SOLAR CO., LTD.

/s/ Jack K.S. Lai
Name:	Jack K.S. Lai
Title:	Chief Financial Officer

Cc:	Timothy Li (Sidley Austin LLP)

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